                                                                      Exhibit 15


Acknowledgement of Independent Accountants

Stockholders and Board of Directors
Caribiner International, Inc.

We are aware of the incorporation by reference in the Registration Statement (Form S-8) of Caribiner International, Inc. (the "Company") for the registration of 600,000 shares of its common stock reserved for issuance under the Sinclair Option Agreements by and between Caribiner International, Inc. and Christopher
A. Sinclair of our reports dated February 10, 1999, May 11, 1999 and August 11, 1999 relating to the unaudited condensed consolidated interim financial statements of the Company that are included in its Forms 10-Q for the quarters ended December 31, 1998, March 31, 1999 and June 30, 1999.


                                        /s/ Ernst & Young LLP


New York, New York
November 11, 1999